Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-196003
A filing fee of $120,623.46 based on a $936,517,500 maximum aggregate offering price, calculated in accordance with Rule 457(r), was previously transmitted to the SEC on May 30, 2014 as disclosed in the pricing supplement dated May 29, 2014 relating to this offering.

AMENDED AND RESTATED PRICING SUPPLEMENT NO. 1 Dated May 29, 2014
To Prospectus Dated May 16, 2014 and
Prospectus Supplement Dated May 16, 2014

3M COMPANY
Medium-Term Notes, Series F

$625,000,000 1.625% Notes due 2019
$325,000,000 3.875% Notes due 2044

1.625% Notes due 2019		3.875% Notes due 2044

Type of Note:	Fixed Rate	Type of Note:	Fixed Rate

Principal Amount:	$625,000,000	Principal Amount:	$325,000,000

Price to Public:	99.434%	Price to Public:	96.940%

Security Description:	SEC-Registered 5-year Fixed Rate Notes	Security Description:	SEC-Registered 30-year Fixed Rate Notes

Proceeds to Company:	99.184% ($619,900,000)	Proceeds to Company:	96.190% ($312,617,500)

Interest Rate:	1.625% per annum	Interest Rate:	3.875% per annum

Original Issue Date:	June 5, 2014	Original Issue Date:	June 5, 2014

Maturity Date:	June 15, 2019	Maturity Date:	June 15, 2044

Interest Payment Dates:	June 15 and December 15 of each year, commencing December 15, 2014	Interest Payment Dates:	June 15 and December 15 of each year, commencing December 15, 2014

Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date	Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date

Redemption:	Yes, see “Optional Make-Whole Redemption” beginning on page PS-2.	Redemption:	Yes, see “Optional Make-Whole Redemption” beginning on page PS-2.

Day Count Convention:	30/360	Day Count Convention:	30/360

Form:	DTC, Book-Entry	Form:	DTC, Book-Entry

CUSIP/ISIN:	88579Y AG6 / US88579YAG61	CUSIP/ISIN:	88579Y AH4 / US88579YAH45

Selling Concession:	0.150%	Selling Concession:	0.450%

Reallowance:	0.075%	Reallowance:	0.225%

Underwriters:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Optional Make-Whole Redemption:

Each of the 1.625% Notes due 2019 and the 3.875% Notes due 2044 will be redeemable at any time, in whole or from time to time in part, at our option at a redemption price equal to the greater of

•                                          100% of the principal amount of the notes to be redeemed, and

•                                          as determined by the quotation agent (as defined below), the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed (not including any interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months at the treasury rate (defined below) plus, in the case of the 1.625% Notes due 2019,  5 basis points, or in the case of the 3.875% Notes due 2044, 12.5 basis points plus, in the case of both clauses above, accrued and unpaid interest on the notes to be redeemed to the redemption date.

“Treasury rate” means, with respect to any redemption date, the annual rate equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price of the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for that redemption date.

“Comparable treasury issue” means the United States Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of notes to be redeemed that would be utilized, at the time of a selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable treasury price” means, with respect to any redemption date, (i) the average of at least three reference treasury dealer quotations for that redemption date, after excluding the highest and lowest of five or more reference treasury dealer quotations, or (ii) if the Trustee obtains fewer than five reference dealer quotations, the average of all reference treasury dealer quotations so obtained.

“Quotation agent” means the reference treasury dealer appointed by the Company.

“Reference treasury dealer” means (i) each of Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC and their respective successors; however, if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “primary treasury dealer”), the Company will substitute another primary treasury dealer; and (ii) any other primary treasury dealer(s) selected by the Company.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

In the case of a partial redemption of either the 1.625% Notes due 2019 or the 3.875% Notes due 2044, selection of the notes for redemption will be made pro rata, by lot or such other method as the Trustee in its sole discretion deems appropriate and fair. The notes will be redeemed in denominations of $2,000 and integral multiples of $1,000 in excess thereof.  Notice of any redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed at its registered address. If any notes are to be redeemed in part only, the notice of redemption that relates to such notes will state the portion of such notes to be redeemed.  New notes in principal amounts of at least $2,000 equal to the unredeemed portion of the notes will be issued in the name of the holder of the notes upon surrender for cancellation of the original notes.  Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the notes for general corporate purposes.
Supplemental Information Concerning Plan of Distribution:

On May 29, 2014, the Company agreed to sell to the underwriters listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.184% for the 1.625% Notes due 2019, and at a net price of 96.190% for the 3.875% Notes due 2044.  The purchase price for the 1.625% Notes due 2019 equals the stated issue price of 99.434% less a combined management and underwriting commission of 0.25% of the principal amount of the notes, and the purchase price for the 3.875% Notes due 2044 equals the stated issue price of 96.940% less a combined management and underwriting commission of 0.75% of the principal amount of the notes.

	Name	Principal Amount of 1.625% Notes due 2019	Principal Amount of 3.875% Notes due 2044
	Goldman, Sachs & Co.	$208,334,000	$108,334,000
	Merrill Lynch, Pierce, Fenner & Smith Incorporated	208,333,000	108,333,000
	Morgan Stanley & Co. LLC	208,333,000	108,333,000
	Total	$625,000,000	$325,000,000

Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Certain of the underwriters and their affiliates have provided in the past to the Company and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for the Company and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.  In addition, certain of the underwriters and their affiliates are lenders under the Company’s credit agreement dated September 28, 2012.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements,  and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.